Exhibit 99.3

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1994 UK SHARESAVE SCHEME

3. Period of return:

From   1 JULY 2004          To   31 DECEMBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,661,077

5. Number of shares issued / allotted under scheme during period:

30,098

6. Balance under scheme not yet issued / allotted at end of period

1,630,979

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 3,000,000, £1 ORDINARY SHARES ON 9 JUNE 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,232,201

Contact for queries

Name	EMMA PLATTS

Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN

Telephone	020 7009 5258

Person making the return

Name	EMMA PLATTS

Position	COMPANY SECRETARIAT MANAGER

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

ICI EXECUTIVE SHARE OPTION SCHEME 2004

3. Period of return:

From   1 JULY 2004          To   31 DECEMBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

830,000

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

830,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 830,000 £1 ORDINARY SHARES ON 12 JULY 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,232,201

Contact for queries

Name	EMMA PLATTS

Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN

Telephone	020 7009 5258

Person making the return

Name	EMMA PLATTS

Position	COMPANY SECRETARIAT MANAGER